


06018828


RECEIVED
NOV 2 7 2006
213
PROCESSING
SECTION

File: 082-04144

November 24, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the Share Purchase and Subscription Agreement between Anadolu Group and Alpha Bank.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
DEC 0 1 2006
THOMSON
FINANCIAL


ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

SHARE PURCHASE AND SUBSCRIPTION AGREEMENT BETWEEN ANADOLU GROUP AND ALPHA BANK

In order to enhance its operations in the banking and finance sectors in Turkey, our shareholder Anadolu Endüstri Holding A.Ş., the majority owner of Alternatifbank A.Ş. ("Alternatifbank"), has signed a Share Purchase and Subscription Agreement with Greece based Alpha Bank A.E. ("Alpha Bank") to establish a financial holding company in which both parties will own 50% shares and will be represented on equal terms in the Board of Directors.

The Board of Directors of our wholly owned subsidiary, Efes Pazarlama ve Dağıtım Ticaret A.Ş. (''Efpa'') has resolved on 23.11.2006 to authorize Mr. Tuncay Özilhan and Mr. Metin Tokpınar to sign the contracts arranged with Alpha Bank regarding the sale of Efpa's 7,46% shares in Alternatifbank.

The above mentioned contracts have been signed on the same day, and the stock transfer of 7,46% over a calculated value for Alternatifbank of 435.500.000 USD will materialize after customary due dilligence and necessary approvals.

Consequently, the mentioned 7,46% Alternatifbank shares held by our subsidiary Efpa will be sold for 32.487.768 USD in due time.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr